DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Jeffrey M. Sullivan jeffrey.sullivan@dlapiper.com T 919.786.2003 F 919.786.2200

January 28, 2011

Via Courier and EDGAR

Tom Kluck, Branch Chief
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	STAG Industrial, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed January 28, 2011
Registration No. 333-168368

Dear Mr. Kluck:

As counsel to STAG Industrial, Inc. (the “Company”) and in connection with your comment letter dated November 15, 2010, regarding the Company’s amendment no. 2 to the registration statement on Form S-11 (registration no. 333-168368), we are transmitting herewith for filing, pursuant to the Securities Act of 1933, amendment no. 3 to the registration statement (the “Amendment”).

In addition, attached as Appendix A are the Company’s responses to your comment letter.  For your convenience, we have reproduced in the appendix each of your numbered comments in bold font before the Company’s response thereto.  Capitalized terms used in the appendix have the meanings provided in the Amendment if not otherwise defined in this letter or the appendix.

We are forwarding a courtesy package to each of you and Messrs. Kevin Woody, Robert Telewicz and Adam Turk.  The courtesy package includes this letter and marked and unmarked copies of the Amendment.  The marked copy shows changes from the filing of amendment no. 2 to the registration statement on October 22, 2010.

If you have any further questions concerning the Amendment, please contact me at (919) 786-2003.

Sincerely,

/s/ Jeffrey M. Sullivan
Jeffrey M. Sullivan

cc:   Securities and Exchange Commission

Kevin Woody

Robert Telewicz

Adam Turk

STAG Industrial, Inc.

Benjamin S. Butcher

Gregory W. Sullivan

Kathryn Arnone

William Crooker

DLA Piper LLP (US)

Karolyn E. Johnson

Goodwin Procter LLP

Gilbert G. Menna

Daniel P. Adams

PricewaterhouseCoopers LLP

Richard Fournier

2

Appendix A

General

1.                                     We note your disclosure regarding the magic page in your response dated October 22, 2010 and the disclosure that your payout ratio will be 102.5%.  In the distribution policy section of the prospectus, please identify the amount of the deficiency and the alternative source of cash that will be available to you in the ensuing 12 month period that will enable you to make up for the deficiency and fund the full estimated distribution.  Please be specific in identifying the alternative source of cash.

Response:  In response to your comment, we have revised the disclosure on page 54 of the Amendment.

2.                                     We note your estimated distribution for the 12 month period ending September 20, 2011 that is disclosed in your response dated October 22, 2010.  In the distribution policy section of the prospectus, please identify the amount of the projected distribution that is in excess of earnings and profits, and disclose whether this amount would be treated as a return of capital.

Response:  In response to your comment, we have revised the disclosure on page 52 of the Amendment.

3.                                     We note your response to comment 2 in our letter dated October 18, 2010 and your statement that annualized rent does not include any gross-up for tenant reimbursements and that you had no rent abatements.  Please include this disclosure in a footnote to the related tables on pages 8 and 110.

Response:  In response to your comment, we have revised the disclosure on pages 8 and 111 of the Amendment.

Market Overview, page 85

4.                                     We note your response to comment 14 in our letter dated October 18, 2010.  Within this section, please provide a brief overview of the NCREIF Property Index and what this index measures.

Response:  We respectfully submit that we provide an overview of the NCREIF Property Index and an explanation of what that index measures in the Market Overview section on pages 88 and 89 of the Amendment.

Business, page 96

5.                                     We note that your tables on page 107 present total annualized rent for each of your property types and geographic areas.  Please expand your tables to include annualized rent per square foot, or alternatively, please explain why this measure would not provide valuable information to investors.

Response:  In response to your comment, we have revised the disclosure on pages 6 and 108 of the Amendment.

Compensation Discussion and Analysis, page 123

6.                                     We note your response to comment 24 in our letter dated October 18, 2010 and your related disclosure that the amount of any LTIP equity award will be determined in accordance with your employment agreements.  For the units to be awarded pursuant to the employment agreements, please provide a discussion of how you determined the amounts to be awarded to each individual officer.  See Items 402(b)(1)(ii)-(vi) of Regulation S-K.

Response:  In response to your comment, we have revised the disclosure on pages 124 and 125 of the Amendment.

7.                                     In the table on page 124, please revise the total compensation amounts to include the grants of the LTIP units or advise.

Response:  The value of the LTIP units to be granted to our executive officers upon consummation of this offering depends on the midpoint of the price range set forth on the cover of the prospectus. As of the date hereof, we have not finalized that price range. Before commencing our offering, we intend to file another amendment to the Registration Statement including that price range. In response to your comment, in that filing, we undertake to include the grants of the LTIP units in the total compensation amounts.

A-2

Certain Relationships and Related Transactions, page 130

8.                                     We note your revised disclosure on page 133 regarding the Anglo Bridge Loan.  Please disclose the amount outstanding on this loan.

Response:  In response to your comment, we have revised the disclosure on page 134 of the Amendment.

Determination of Consideration Payable for Our Properties, page 141

9.                                     Please expand your description of your common units within this section.  For example, we note your disclosure on page 140 that Fund III, Fund IV, and STAG GI will be subject to a lock-up period.  Please disclose the duration of the lock-up period after the commencement of your offering.  Also please describe the terms upon which common units may be redeemable for shares of your common stock.

Response:  In response to your comment, we have revised the disclosure on page 143 of the Amendment.

Exhibits

10.                              We note your response to comment 31 in our letter dated October 18, 2010.  Please provide us with an updated draft legal opinion as soon as possible.

Response:  Attached as Schedule I is an updated draft of our counsel’s Exhibit 5.1 opinion letter.

A-3

Schedule I

See attached.